Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,	June 30,
	2016	2017
	Audited	Unaudited
Assets
Current Assets:
Cash and cash equivalents	$23,962	$20,925
Short-term bank deposits	8,414	1,503
Accounts receivable (net of allowance of $789 and $548 at December 31, 2016 and June 30, 2017)	71,346	59,431
Prepaid expenses and other current assets	10,036	13,553
Total Current Assets	113,758	95,412

Property and equipment, net	14,205	16,050
Intangible assets, net	44,018	19,587
Goodwill	190,737	163,400
Deferred taxes	4,117	6,811
Other assets	1,617	1,493
Total Assets	$368,452	$302,753

Liabilities and Shareholders' Equity
Current Liabilities:

Accounts payable	$38,293	$31,937
Accrued expenses and other liabilities	17,466	15,434
Short-term loans and current maturities of long-term loans and convertible debt	17,944	13,749
Deferred revenues	5,354	5,245
Payment obligation related to acquisitions	7,653	7,130
Total Current Liabilities	86,710	73,495
Long-Term Liabilities:
Long- term debt, net of current maturities	37,928	33,984
Convertible debt, net of current maturities	21,862	16,672
Deferred taxes	8,087	88
Other long-term liabilities	5,721	6,743
Total Liabilities	160,308	130,982

Commitments and Contingencies

Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 77,569,088 and 77,896,088 shares at December 31, 2016 and June 30, 2017, respectively; Outstanding: 77,223,069 and 77,550,069 shares at December 31, 2016 and June 30, 2017, respectively	210	211
Additional paid-in capital	234,831	235,966
Treasury shares at cost (346,019 shares at December 31, 2016 and June 30, 2017)	(1,002)	(1,002)
Accumulated other comprehensive income (loss)	(265)	316
Accumulated deficit	(25,630)	(63,720)
Total Shareholders' Equity	208,144	171,771
Total Liabilities and Shareholders' Equity	$368,452	$302,753

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2016		2017
Revenues:
Search and other	$90,085		$71,967
Advertising	63,707		59,697
Total Revenues	153,792		131,664

Costs and Expenses:
Cost of revenues	8,214		6,915
Customer acquisition costs and media buy	69,075		63,838
Research and development	14,532		9,529
Selling and marketing	31,636		30,795
General and administrative	14,852		11,188
Depreciation and amortization	13,647		9,909
Impairment charges	-		43,847
Restructuring charges	728		-
Total Costs and Expenses	152,684		176,021

Income (Loss) from Operations	1,108		(44,357)
Financial expense, net	5,456		3,522

Loss before Taxes on Income	(4,348)		(47,879)
Tax benefit	3,993		9,789

Net Loss from Continuing Operations	(355)		(38,090)
Net loss from discontinued operations	(4,668)		-

Net Loss	$(5,023)		$(38,090)
Net Loss per Share - Basic:
Continuing operations	(0.00	) *)	(0.49)
Discontinued operations	(0.06)		-

Net Loss per Share - Diluted:
Continuing operations	(0.00	) *)	(0.49)
Discontinued operations	(0.06)		-

Weighted average number of shares continuing and discontinued operations
Basic and Diluted	76,247,269		77,548,252

*) Less than $0.01

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2016	2017

Net loss	$(5,023)	$(38,090)

Other comprehensive income (loss):
Change in foreign currency translation	852	419
Cash Flow Hedge:
Unrealized gain from cash-flow hedges, net of taxes	131	548
Less: reclassification adjustment for net gains included in net income	(102)	(386)

Net change	29	162

Other comprehensive income:	881	581

Comprehensive loss	$(4,142)	$(37,509)

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accum. other comprehensive income (loss)	Accumulated deficit	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2015 (audited)	75,811,487	206	227,258	(794)	(25,831)	(1,002)	199,837

Issuance of shares related to acquisitions	290,981	1	674	-	-	-	675
Issuance of shares related to price adjustment of private placement	782,981	2	(2)	-	-	-	-
Stock-based compensation	-	-	6,900	-	-	-	6,900
Exercise of stock options and vesting of restricted stock units	337,620	1	1	-	-	-	2
Other comprehensive income	-	-	-	529	-	-	529
Net income	-	-	-	-	201	-	201

Balance as of December 31, 2016 (audited)	77,223,069	210	234,831	(265)	(25,630)	(1,002)	208,144

Stock-based compensation	-	-	1,135	-	-	-	1,135
Vesting of restricted stock units	327,000	1	-	-	-	-	1
Other comprehensive income	-	-	-	581	-	-	581
Net loss	-	-	-	-	(38,090)	-	(38,090)

Balance as of June 30, 2017 (unaudited)	77,550,069	211	235,966	316	(63,720)	(1,002)	171,771

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2016	2017
Operating activities:
Net Loss	$(5,023)	$(38,090)
Loss from discontinued operations, net	(4,668)	-
Net Loss from Continuing Operations	(355)	(38,090)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,647	9,909
Impairment of intangible assets and goodwill	-	43,847
Stock-based compensation expense	3,528	1,119
Foreign currency translation	926	10
Accrued interest, net	137	217
Deferred taxes, net	(4,972)	(10,752)
Change in payment obligation related to acquisition	1,207	28
Fair value revaluation - convertible debt	1,120	3,767
Net changes in operating assets and liabilities:
Accounts receivable, net	11,470	12,128
Prepaid expenses and other	(9,907)	(3,184)
Accounts payable	(570)	(6,138)
Accrued expenses and other liabilities	(2,566)	(974)
Deferred revenues	(1,576)	(116)
Net cash provided by continuing operating activities	12,089	11,771
Net cash used in discontinued operating activities	(4,232)	-
Net cash provided by operating activities	$7,857	$11,771

Investing activities:
Purchases of property and equipment	$(904)	$(1,265)
Capitalization of development costs	(2,596)	(2,781)
Short-term deposits, net	30,067	6,911
Net cash provided by investing activities	$26,567	$2,865

Financing activities:
Exercise of stock options and restricted share units	1	1
Payments made in connection with acquisition	(6,125)	(551)
Proceed from short-term loans	10,000	-
Repayment of convertible debt	(7,620)	(7,901)
Repayment of short-term loans	(13,000)	(7,000)
Proceed from long-term loans	-	5,000
Repayment of long-term loans	(3,565)	(7,414)
Net cash used in financing activities	$(20,309)	$(17,865)
Effect of exchange rate changes on cash and cash equivalents	31	192
Net increase (decrease) in cash and cash equivalents	$18,378	$(3,037)
Decrease in cash and cash equivalents - discontinued activities	(4,232)	-
Cash and cash equivalents at beginning of period	17,519	23,962
Cash and cash equivalents at end of period	$31,665	$20,925

Supplemental Disclosure of Cash Flow Activities:
Non-cash financing activity of issuance of shares in connection with acquisitions	$675	$-
Purchase of property and equipment on credit	$58	$45

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global technology company that delivers advertising solutions to brands and publishers, providing data-driven execution from high-impact ad formats that capture consumer attention and drive engagement, branded search providing publishers with engagement and monetization solutions and a social programmatic platform.

b.
In March 2016, the Company decided to discontinue the operations of the mobile self-serve side of the business and put out for sale the mobile engagement business, both under the Growmobile business. Certain parts of the mobile marketing platform were redeployed so that it no longer functions as an independent business. In August 2016, the Company completed the sale of mobile engagement business. Accordingly, the statements of income and statements of cash flows, related to the mobile self-serve and mobile engage operations are classified as discontinued operations for the six months ended June 30, 2016. As of December 31, 2016, and June 30, 2017, the carrying amounts of the assets and liabilities discontinued were immaterial.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2017, the consolidated statements of income, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2016 and 2017, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2017, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial reporting. In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2017, as well as its results of operations and cash flows for the six months ended June 30, 2016 and 2017. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on March 7, 2017 (the "Annual Report").

There have been no changes to the significant accounting policies described in the Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

c.	Recent Accounting Pronouncements

•
In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. The ASU simplifies several aspects of the accounting for share-based payment transaction, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. For public companies, ASU 2016-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company adopted ASU 2016-09 during the quarter ended March 31, 2017. The Company will continue to use the current method of estimated forfeitures each period rather than accounting for forfeitures as they occur. There was no material impact of this standard on the financial statements.

•
In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): - Simplifying the Test for Goodwill Impairment”, which eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the goodwill impairment test) for the purpose of measuring a goodwill impairment charge. Instead, an impairment charge shall be recognized based on the excess of a reporting unit’s carrying amount over its fair value. The standard shall be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019, for public entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company has adopted the new guidance on January 1, 2017.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

	June 30, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$3,485	$-	$3,485

Total financial assets	$-	$3,485	$-	$3,485

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$7,130	$7,130
Derivative liabilities	-	10	-	10
Convertible debt	25,316	-	-	25,316

Total financial liabilities	$25,316	$10	$7,130	$32,456

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,117	$-	$1,117

Total financial assets	$-	$1,117	$-	$1,117

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$7,653	$7,653
Derivative liabilities	-	84	-	84
Convertible debt	29,526	-	-	29,526

Total financial liabilities	$29,526	$84	$7,653	$37,263

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the six months ended June 30, 2017:

Total fair value as of January 1, 2017	$7,653

Accretion of payment obligation related to acquisition	28
Settlements	(551)

Total fair value as of June 30, 2017	$7,130

NOTE 4:          GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill The changes in the carrying amount of the Company’s goodwill in the six months ended June 30, 2017 were as follows:

Balance as of January 1, 2017	$190,737

Goodwill Impairment charge	(27,337)

Balance as of June 30, 2017 (unaudited)	$163,400

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of June 30, 2017, the Company has two reporting units – Monetization and Undertone. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. During the second quarter of 2017, the Company determined that certain indicators of potential impairment existed with regards to its Undertone's reporting unit which required interim goodwill impairment analysis. These indicators included lower than expected revenues and cash flow and future performance expectations.

Accordingly, the Company compared the fair value of the Undertone reporting unit to its carrying value and determined that the carrying amount of the reporting unit exceeded its fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The assumptions used were based on expected future cash flows and an estimated terminal value using a terminal year growth rate of 5% based on the growth prospects for the reporting unit. The Company used an applicable discount rate of 13%, which reflected the associated specific risks for the reporting unit’s future cash flows.  As a result, the Company recorded an impairment charge of $27,337 in June 2017, classified as “Impairment charges” in the consolidated statements of income.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:          GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net The following is a summary of the intangible assets as of the periods below:

	December 31, 2016	Amortization	Impairment	OCI	June 30, 2017
Intangible assets:
Acquired technology	30,674	-	-	98	30,772
Accumulated amortization	(14,490)	(2,539)	-	(43)	(17,072)
Impairment	(956)	-	(7,076)	-	(8,032)
Acquired technology, net	15,228	(2,539)	(7,076)	55	5,668

Customer relationships	31,898	-	-	31	31,929
Accumulated amortization	(13,905)	(4,129)	-	(15)	(18,049)
Impairment	(91)	-	(7,581)	-	(7,672)
Customer relationships, net	17,902	(4,129)	(7,581)	16	6,208

Tradename and other	18,224	-	-	141	18,365
Accumulated amortization	(4,079)	(1,443)	-	(22)	(5,544)
Impairment	(3,257)	-	(1,853)	-	(5,110)
Tradename and other, net	10,888	(1,443)	(1,853)	119	7,711

Intangible assets, net	44,018	(8,111)	(16,510)	190	19,587

In June 2017, prior to conducting the quantitative assessment for goodwill impairment of the Undertone reporting unit, the Company tested the recoverability of the Undertone reporting units' long-lived assets.

During the second quarter of 2017, the Company concluded that the carrying amount of the Undertone reporting units' intangible assets might not be recoverable due to certain indicators of impairment including lower than expected revenues and cash flow and future performance expectations.

The Company assessed the recoverability of Undertone’s definite-life intangibles assets based on their projected undiscounted future cash flows attributable to each intangible asset using a discount rate of 13%, based on management’s best estimate of the after-tax weighted average cost of capital, which reflected the associated specific risks for all intangible asset’s future cash flows. Based on the results of the recoverability assessment, the Company determined that the carrying values of Undertone’s intangible assets exceed their undiscounted cash flows projections and therefore were not recoverable. In June 2017, the Company recorded impairment charges of $16,510 classified as “Impairment charges” in the consolidated statements of income.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:          DERIVATIVES AND HEDGING ACTIVITES

The Company follows the requirements of ASC No. 815, ”Derivatives and Hedging” (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits and taxes paid in ILS during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see note 7), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, since the convertible debt is measured at fair value at each reporting date, the SWAP does not qualify and was not designated as a cash flow hedge under ASC 815.

In order to limit the Company’s interest expenses derived from the secured credit agreement in which the Company entered concurrently with the closing of the Undertone acquisition, the Company has purchased a cap option for the interest amounts expected to be paid till June 2018. The cap option is designated as cash flow hedge under ASC 815.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

As of June 30, 2017 and December 31, 2016, the notional value of the Company’s derivative instruments was $54,577 and $72,569, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:          DERIVATIVES AND HEDGING ACTIVITES (Cont.)

The fair value of the Company’s outstanding derivative instruments is as follows:

		December 31,	June 30,
		2016	2017
	Balance sheet
Derivatives designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$125	$301
	''Accrued expenses and other liabilities''	84	10
	''Accumulated other comprehensive income''	36	198

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts and other derivatives	''Prepaid expenses and other current assets''	$20	-

Cross currency SWAP	''Prepaid expenses and other current assets''	$973	$3,184

The unrealized gains recognized in accumulated other comprehensive income on derivatives, is as follows:

	Six months ended June 30,
	2016	2017
	Unaudited	Unaudited

Option contracts	$131	$548

Total unrealized gain	$131	$548

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:         DERIVATIVES AND HEDGING ACTIVITES (Cont.)

The net gains (losses) reclassified from accumulated other comprehensive loss to the operating expenses are as follows:

	Gain recognized in Statements of Comprehensive Income		Gain (loss) recognized in consolidated statements of Income
	Six months ended June 30,	Statement of Income item	Six months ended June 30,
	2016		2016	2017
Derivatives designated as hedging instruments:
Foreign exchange options and forward contracts	$162	"Operating expenses"	$102	$386

Derivatives not designated as hedging instruments:
Foreign exchange options and forward contracts		"Financial expenses"	(16)	148
SWAP		"Financial expenses"	608	2,210
Total	$162		$694	$2,744

NOTE 6:	SHORT-TERM AND LONG-TERM DEBT

1.
On May 9, 2017, the Company secured $17,500 under a new credit facility from an Israeli bank. The credit facility is secured by a lien on the accounts receivable of ClientConnect Ltd., an Israeli subsidiary, from its current and future business clients and is guaranteed by the Company. Out of the total credit facility, $5,000 is a long-term loan bearing interest at LIBOR plus 5% per annum, to be repaid in 36 equal installments starting from June 30, 2017 and $12,500 revolving credit line bearing interest at LIBOR plus 3.5% per annum. The credit facility is available until May 15, 2020. As of June 30, 2017, the unpaid balance of the credit facility was $4,861 on behalf of the long-term loan.

2.
On November 30, 2015, Interactive Holding Corp. (“Undertone”) entered into a secured credit agreement for $50,000, due in quarterly installments from March 2016 to November 2019. Undertone has the option for prepayment, which shall be applied to principal installments as specified by Undertone.  In the six months ended June 30, 2017, Undertone prepaid an additional $5,000, which was applied to the final principal upon maturity. As of June 30, 2017, the principal balance of the credit facility was $35,625.

3.	The Company was in compliance with all its debt covenants as of June 30, 2017.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	SHORT-TERM AND LONG-TERM DEBT (Cont.)

4.	As of June 30, 2017, the aggregate principal annual maturities are as follows:

Repayment amount

2017 (six months ending December 31)	$2,569
2018	6,806
2019	30,417
2020	694

Total principal payments	40,486
Less: unamortized original issue discount	(1,090)

Present value of principal payments	39,396
Less: current portion	5,412

Long-term debt	$33,984

NOTE 7:          CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"). The Company issued Bonds with an aggregate par value of approximately ILS 143,500 thousands, out of which, as of June 30, 2017 approximately ILS 86,092 thousands are outstanding, (approximately $24,626 as of June 30, 2017). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The principal of the Bonds, denominated in ILS, is repayable in five equal annual installments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($9.61 on June 30, 2017) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC No. 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

 NOTE 7:          CONVERTIBLE DEBT (cont.)

The changes of the long-term convertible debt in the six months ended June 30, 2017 were as follows:

Balance as of January 1, 2017	$29,526

Change in accrued interest	714
Change in fair value	3,767
Payment of interest	(790)
Payment of principal	(7,901)

Balance as of June 30, 2017 *	$25,316

* Includes accrued interest of $307

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company has entered into a cross-currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS.

As of June 30, 2017, the Company satisfies all of the financial covenants associated with both the Bonds and the SWAP.

As of June 30, 2017, the aggregate principal annual payments of the bonds are as follows:

Repayment amount

2018	$8,209
2019	8,208
2020	8,209

$24,626

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for its offices in Holon, Israel. The lease expires in January 2025, with an option for the Company to extend for two additional terms of 24 months each. Additionally, the Company may choose an early termination in November 2019.

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2022. The Company recognizes rent expense under such arrangements on a straight-line basis.

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of June 30, 2017 are as follows:

2017 (six months ending December 31)	$2,505
2018	5,439
2019	3,348
2020	2,498
Thereafter	7,904

$21,694

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of Sweet IM’s shares. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s Shareholders’ representative notified the Company claiming that the Company owes SweetIM’s shareholders the entire Contingent Payment. The Company believes that the claim is without merit and plans to defend against it vigorously. Until this dispute is resolved, the Company will maintain the $5,000 liability in its financial statements that was recorded at the time it entered into the SPA. In April 2015, pursuant to the Share Purchase Agreement, an arbitration process with respect to this claim was commenced in Israel.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal Matters

On December 22, 2015, Adtile Technologies Inc. filed a lawsuit against the Company and Intercept Interactive Inc. (“Intercept”), a subsidiary of Interactive Holding Corp., in the United States District Court for the District of Delaware. The lawsuit alleges various causes of action against Perion and Intercept related to Intercept’s alleged unauthorized use and misappropriation of Adtile’s proprietary information and trade secrets. Adtile is seeking injunctive relief and, unspecified monetary damages. On June 23, 2016, the court denied Adtile’s motion for a preliminary injunction. On June 24, 2016, the court (i) granted the Company’s motion to dismiss, and (ii) granted Intercept’s motion to stay the action and compel arbitration. The Company is unable to predict the outcome or range of possible loss at this stage and believes it has strong defenses against this lawsuit and intends to defend against it vigorously.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 9:	SHAREHOLDERS' EQUITY

a.	Ordinary shares The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.
Stock Options, Restricted Stock Units ("RSUs") and Warrants

The Company’s 2003 Equity Incentive Plan (the “Plan”) was initially adopted in 2003 and had an initial term of ten years from adoption. On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan to include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares obtained from the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2017, there were 1,160,348 ordinary shares reserved for future stock-based awards under the Plan.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s service-based stock options for the six months ended June 30, 2017:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	5,354,220	$4.04	2.82	$549
Granted	9,238,668	$1.75
Forfeited	(1,179,021)	$4.99
Outstanding at June 30, 2017	13,413,867	$2.38	4.15	$4,010
Exercisable at June 30, 2017	1,720,928	$6.30	1.47	$10

The following table summarizes the activities for the Company’s performance-based stock options for the six months ended June 30, 2017:

		Weighted average
	Number of Performance based options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	1,516,666	$2.53	3.77	-
Forfeited	(200,000)	$2.28
Outstanding at June 30, 2017	1,316,666	$2.56	3.27	-
Exercisable at June 30, 2017	483,329	$2.54	2.99	-

327,000 RSU's outstanding as of December 31, 2016 were all vested in January 2017.

In 2015, in connection with the Undertone acquisition, the Company granted warrants to purchase 200,000 ordinary shares, at a weighted average exercise price of $3.03 to a third-party vendor that provides development services to Undertone. As of June 30, 2017, all warrants are outstanding.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:       INCOME TAXES

The Company had effective tax rate of 20.4% and 91.8% for the six months ended June 30, 2017 and 2016, respectively. The variations in the effective tax rate between periods are significantly impacted by the level of pre-tax loss in each of the periods, mainly due to the impairment of intangible assets (see Note 4), and the mix of taxable income and loss between the different jurisdictions.

The Company had an income tax benefit of $9,789 and $3,993 for the six months ended June 30, 2017 and 2016, respectively.

The Company’s effective tax rate for the six months ended June 30, 2017 was mainly impacted by the impairment of Intangible assets in the amount of $16,510, associated with the Undertone reporting unit (see Note 4), which resulted in a reversal of related deferred tax liabilities amounting to $6,520. The remaining tax benefit resulted from deferred tax assets on net operating losses in the US region, which the Company expects to realize in the near future.

NOTE 11:       EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2016		2017
Numerator:
Net loss attributable to ordinary shares - basic and diluted	$(355)		$(38,090)
Net loss from discontinued operations - basic and diluted	(4,668)		-

	$(5,023)		$(38,090)

Denominator:

Number of ordinary shares basic and diluted outstanding - Continuing and discontinued operations	76,274,269		77,548,252

Basic and diluted net loss per ordinary share:
Continuing operations	$(0.00	) *)	$(0.49)
Discontinuing operations	(0.06)		-
Net loss	$(0.06)		$(0.49)

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	13,064,956		17,492,402

    *) Less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:        MAJOR CUSTOMER

The following table sets forth one customer that represented more than 10% of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2016	2017

Customer A	52%	49%

NOTE 13:       GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2016 and 2017, allocated to the geographic areas in which it was generated:

	Six months ended June 30,
	2016	2017
	Unaudited	Unaudited

North America (mainly U.S.)	$138,866	$105,073
Europe	7,077	22,036
Other	7,849	4,555

	$153,792	$131,664

Revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2016 and June 30, 2017:

	December 31,	June 30,
	2016	2017
	Audited	Unaudited

Israel	$9,108	$10,641
U.S.	4,402	4,176
Europe	695	1,233

	$14,205	$16,050